UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

January 6, 2023
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 3 AFRICA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance.

Executive Summary

Connaught Park is a 471 kW (DC) rooftop solar installation to be located at Connaught Rd, Beaconville, Cape Town, 7500 ("Project"). The project is divided in two independent photovoltaic installations: one of 288 kWp and the other of 183 kWp. The Project will be connected to the local distribution grid.

This solar plant will be rented to Finitex (Pty Ltd) ("Finitex"), the roof owner and offtaker, through a take-or-pay contract for a period of 20 years.

Energea Portfolio 3 LLC ("Energea") will invest, through The Sun Exchange (SA) Bewind Trust ("Sun Exchange Trust"), a total of $ 427,898, which corresponds to the entirety of the Project with a projected IRR of 12.66% ($USD).

Key Information

General Info

Project Owner	Energea Portfolio 3 LLC
Project Location	Cape Town, South Africa
Technology	Rooftop Solar
System Size (AC/DC)	400 kW/471 kWp
Estimated Year 1 Production	780 MWh
Coordinates	33.916910S 18.585775° E
Roof Status	Verified by a third-party engineer
Project Status	Notice to Proceed
Useful Equipment Life (Years)	25

Stakeholders

SPE	The Sun Exchange (SA) Bewind Trust
Offtaker	Finitex (Pty Ltd)
EPC Contractor	ACES Africa (PTY) LTD
O&M Contractor	The Sun Exchange (PTY) LTD. ("Sun Exchange")
Roof Owner	Finitex (Pty Ltd)
Asset Manager	The Sun Exchange (PTY) LTD. ("Sun Exchange")

Uses of Capital and Project Economics

Project Hard Costs	4,427,416 ZAR
Project Soft Costs	1,312,905 ZAR
Developer Fee	1,366,743 ZAR
Total Project Financing	7,107,065 ZAR
Debt Funding	N/A
Equity Funding	7,107,065 ZAR
Cell Owner IRR	12.66% ($USD)

Project Review

SPE

All activities related to the project have been made through Sun Exchange Trust and The Sun Exchange (PTY) LTD. ("Sun Exchange").

Site

Finitex, the offtaker, owns the propriety in which the project will be installed. The rights to use the roof for a 20-year term has been secured through the Asset Lease Agreement.

Origin Consulting Engineers ("Origin") did a roof inspection on the site. Based on their visual inspection and calculations, Origin confirmed that the parts of the roof that will be used to install the system has adequate structure to carry the extra load of the solar panels.

Design

The Project will employ 872 x 540 Wp solar modules manufactured by JA Solar, a Tier 1 module manufacturer based in China. The plant will also use three 110 kW SG110CX and two 50 kW SG50CX inverter manufactured by Sungrow.

Regarding Energy Production, the Project is estimated to produce 780 MWh/year with an AC Capacity Factor of 22.3%.

Interconnection

For properties within the City of Cape Town electricity supply area, Small-Scale Embedded Generation, such as the Project, must obtain a Permission to Install Letter from the municipality. The Project obtained this Permit on October 06th, 2022.

Once the installation of the Project is finished, a Commissioning Approval Letter will be issued by the City of Cape Town within 10 working days.

Offtaker

The Sun Exchange Trust and Finitex have signed an Asset Lease to Own Agreement on September 12th, 2022. This Revenue agreement stipulates a fixed tariff to be paid by Finitex per kWh generated by the system. The tariff is adjusted annually on July 1st. The main terms of the Revenue Agreement are show on the Table 1.

Table 1 - Asset Lease Agreement Main Terms
Revenue Contract Term	20 years
Asset Rental Rate	1.06 ZAR/kWh
Annual Adjustment	CPI + 2%

EPC

ACES Africa (PTY) LTD ("ACES") has been selected as the EPC partner for the Project. ACES and Sun Exchange signed the turnkey contract on October 07th, 2022. The total contract price is 5,466,972 ZAR or $ 321,586.64, which includes the EPC service and Spare Parts.

ACES will provide a warranty for all services for the first 2 years following the Commercial Operation Date. Additionally, the major equipment will be warrantied by the suppliers for an extended period, namely 10 years for Inverters and 25 years for modules.

Insurance

ACES will provide and maintain adequate insurance coverage at its costs, for all risks associated with the EPC until final completion.

After COD and during operation, Sun Exchange will provide and maintain an All Risks Propriety insurance for the project.

O&M

Sun Exchange will be the O&M service provider for the Project. This service includes Monitoring, Reporting, Module Cleaning, Preventative Maintenance, Saving Calculations and Support.

Financial Analysis

The resulting nominal IRR, in USD, of Connaught Park is projected to be 12.66%, with an estimated payback of 9 years, 0 months, and 0 days from the NTP date. The income statement, cash flow statement and balance sheet up until 2030 (shown annually) are presented on Exhibit I.

Energea is acquiring a total percentage of ownership in the project of 100.00%, for a total investment of 427,898.00 USD, broken down in two payments of 40% upfront and 60% during construction, for the acquisition of 125,568 solar cells.

This analysis makes use of an inflation assumption, using the latest average value from October 2021, of 5.00%, provided by the South African Department of Statistics, StatsSA, as a basis for defining the Consumer Price Index ("CPI"), being within the range of the South African Central Bank's target inflation of 3.00% to 6.00%.

Revenue and Offtaker Analysis

The source of the project's revenue originates from a 20-year term take-or-pay PPA contract with Finitex, for a base price of 1.06 ZAR / kWh, readjusted annually on the anniversary of the COD by the South African CPI rate plus a 2% spread. The average customer savings during the period is estimated to be of 46.77%.

This analysis used a 30-day billing cycle to realize each month's revenue.

Founded in 1973, Finitex Property Limited engages in the commercial property industry and the supply of photographic images on various media and kombucha products to the public, operating principally in South Africa. The main source of income revenue is received from rental income from various tenants

Although its solid position throughout 49 years has been well maintained, the company's operation's been impacted by the COVID-19 pandemic, lowering its liquidity and EBITDA in the past two years and creating pressure on the repayment of its long term loans. However, all of its obligations have been steadily settled in a timely manner, decreasing regardless of the negative events.

Operating Expenses

Only an asset management operating expense was assumed in the model, driven by the assumption that it contains, under its scope of contractual obligations, the aggregate work of all the required operations and maintenance for the project, as well as insurance, accounting, and other project related fees. The monthly value of the management fee is calculated as an 16.82% rake off the collected revenue in the project.

Capex

For this analysis, it was considered, in the model, the latest EPC prices supplied by The Sun Exchange, as seen on Table 1.

Value-Added Tax ("VAT") of 15,00% is assumed within the cost table below.

Lastly, no interconnection cost is assumed by the project.

Table 2 - Capital Expenditures Assumptions
Acquisition Costs	N/A	N/A

Hard Costs	4,427,416 ZAR	9.40 ZAR/Wdc

Soft Costs	1,312,905 ZAR	2.79 ZAR/Wdc

Developer Fees	1,366,743 ZAR	2.90 ZAR/Wdc

Pre-COD OpEx	N/A	N/A

Total CapEx (All-In)	7,107,065 ZAR	15.09 ZAR/Wdc
Total CapEx (All-In)	427,898 USD	0.91 USD/Wdc

Taxes

No tax payments were assumed for this analysis.

Legal Review

Relevant Documents

A Legal review was performed in the project's available documentation. The most relevant documents are listed below:
1.     Asset Lease to Own Agreement;
2.     EPC Agreement.

Contract Summary

Table 3 - Asset Lease Agreement Summary
Contract	Asset Lease to Own Agreement
Date	September 14, 2022
Parties	Finitex (Pty Ltd) as Lessee The Sun Exchange (SA) Bewind Trust as Lessor
Term	20 years from the Commercial Operation Date
Object	Lease of the Asset by Lessee to Lessor
Premises of the Asset	Connaught Park, Connaught Road, Beaconville, Parow, 7500
Asset Rental Rate	R1.060 (kWh rate)
Asset Rental Annual Escalation Rate and Frequency	CPI + 2% Annually on July 1st of each year
Payment	Lessee shall pay the Asset Rental on a monthly basis within 14 days of invoice.
Late Payment	2% interest per month
Termination
Lessor may terminate the Agreement if Lessee:

(i)    fails to pay any amount due in terms of this Agreement on the due date and remains in default for 14 (fourteen) Days or more after having been notified in writing to remedy such default; or
(ii)   fails to comply with its Minimum Uptake obligations for 90 (ninety) consecutive Days, or for a total period exceeding 120 (one hundred and twenty) Days calculated over any consecutive 12 (twelve) month period; or
(iii)     commits any other material breach of any of the terms of this Agreement and fails to remedy such breach within 14 (fourteen) Days after receipt of written notice to that effect by the other Party; or
(iv)     repeatedly breaches any of the terms of this Agreement and having been served with 3 (three) or more notices to remedy such breach by the other Party, notwithstanding that such breaches may subsequently have been remedied; or
(v)      takes any steps in contemplation of being placed under provisional or final liquidation, business rescue or attempts to compromise with its creditors, or if a final judgment of any court, sounding in money to the equivalent value of R50 000.00 (fifty thousand rand) or more, granted against it that remains unsatisfied for a period of 30 (thirty) Days after it has been granted; or
(vi)     has any of its property, movable or immovable, attached in execution or by any process of any court; or
(vii)   commits any act or omission which is an act of insolvency in terms of the Insolvency Act, 34 of 1936.

Effects of termination
Lessor shall be entitled, in its sole discretion, to exercise the Termination Buy-Out Option granted to it by the Lessee as a consequence of which the Lessee shall inter alia be compelled to pay the Lessor the Buy Out Price, alternatively, at the Lessor's discretion, the Lessee shall be liable to pay the Lessor estimated liquidated damages equivalent to the total Asset Rental for the unexpired portion of the Agreement, together with interest thereon.

Insurance
The Lessor shall comprehensively insure the Asset, with effect from the Commercial Operation Date, for an amount equal to the full insurable value of the Asset, the premiums and any increases payable in respect of such insurance being for the account of the Lessor.

Voluntary Buy Out Option	Lessee has the Voluntary Buy-Out Option to, at any time, purchase the Asset from the Lessor.

Table 4 - EPC Agreement Summary (Meter 2)
Contract	Turnkey EPC Agreement - Connaught Park - Meter 2
Date	November 22nd, 2021
Parties	The Sun Exchange (PTY) LTD - as Operator ACES Africa (PTY) LTD - as Contractor
Object	Contractor will manufacture and construct a photovoltaic power plant, with total electrical capacity of 287.82kWp.
Price	3,310,643.81 South African Rand (exclusive of VAT)
Warranty Period	2 (two) years from the date of issuance of COD notice
Delay Liquidated Damages
Appendix 13 - Delayed Liquidated Damages will be calculated by multiplying the Expected Asset Usage (kWh) for the pro-rata days when the Asset was non-operational multiplied by the energy tariff as defined in the lease agreement, for each day in excess of 15 (fifteen) business days after the scheduled date for practical completion up to and including the date of practical completion or the date the EPC is terminated in accordance with its terms, whichever occurs first

Performance Liquidated Damages
If the achieved long term performance ratio at the long term performance ratio test is below the guaranteed performance ratio but above the minimum performance ratio, the Contractor shall be liable to pay the Customer performance liquidated damages as calculated pursuant to Appendix 13

Termination by Contractor	In case of delay in payment by Customer for a period of more than 20 (twenty) business days, for insolvency or force majeure.
Appendices
Appendix 1 Definitions
Appendix 2 Solar Plant
Appendix 3 Scope of Works
Appendix 4 Pre-construction Protocol
Appendix 5 Payment Plan
Appendix 6 Commissioning Protocol
Appendix 7 Post-construction Protocol
Appendix 8 Notice To Proceed
Appendix 9 Practical Completion Document
Appendix 10 Technical Documentation
Appendix 11 Practical Completion Certificate
Appendix 12 Final Completion Certificate
Appendix 13 Delay Liquidated Damages
Appendix 14 Final Energy Yield Report
Appendix 15 Environmental, Operational, Health and Safety Compliance
Appendix 16 Administrative Requirements
Appendix 17 Performance Tests
Appendix 18 Company Guarantee
Appendix 19 Commercial Operation Date Notice
Appendix 20 O&M Scope of Work

Table 5 - EPC Agreement Summary (Meter 5)
Contract	Turnkey EPC Agreement - Connaught Park - Meter 5
Date	November 22nd, 2021
Parties	The Sun Exchange (PTY) LTD - as Operator ACES Africa (PTY) LTD - as Contractor
Object	Contractor will manufacture and construct a photovoltaic power plant, with total electrical capacity of 183.06kWp.
Price	2,156,329.01 South African Rand (exclusive of VAT)
Warranty Period	2 (two) years from the date of issuance of COD notice
Delay Liquidated Damages
Appendix 13 - Delayed Liquidated Damages will be calculated by multiplying the Expected Asset Usage (kWh) for the pro-rata days when the Asset was non-operational multiplied by the energy tariff as defined in the lease agreement, for each day in excess of 15 (fifteen) business days after the scheduled date for practical completion up to and including the date of practical completion or the date the EPC is terminated in accordance with its terms, whichever occurs first

Performance Liquidated Damages
If the achieved long term performance ratio at the long term performance ratio test is below the guaranteed performance ratio but above the minimum performance ratio, the Contractor shall be liable to pay the Customer performance liquidated damages as calculated pursuant to Appendix 13

Termination by Contractor	In case of delay in payment by Customer for a period of more than 20 (twenty) business days, for insolvency or force majeure.
Appendices
Appendix 1 Definitions
Appendix 2 Solar Plant
Appendix 3 Scope of Works
Appendix 4 Pre-construction Protocol
Appendix 5 Payment Plan
Appendix 6 Commissioning Protocol
Appendix 7 Post-construction Protocol
Appendix 8 Notice To Proceed
Appendix 9 Practical Completion Document
Appendix 10 Technical Documentation
Appendix 11 Practical Completion Certificate
Appendix 12 Final Completion Certificate
Appendix 13 Delay Liquidated Damages
Appendix 14 Final Energy Yield Report
Appendix 15 Environmental, Operational, Health and Safety Compliance
Appendix 16 Administrative Requirements
Appendix 17 Performance Tests
Appendix 18 Company Guarantee
Appendix 19 Commercial Operation Date Notice
Appendix 20 O&M Scope of Work

Documentation Checklist

Table 6 - Documentation Checklist
Design and Application	Bills	X
	Helioscope Reports	X
	Meter Data	X
	Site and Roof Assessment	X
	Self-Consumption Analysis	X
Interconnection Application	Interconnection Application	X
	Permission to Install Letter	X
Offtaker	Offtaker Credit Analysis	X
	Lease Agreement	X
Incentives
EPC	Construction Set*
Equipment Warranties
Equipment Purchase Order
	Equipment Datasheet	X
	EPC Contract	X
EPC Insurance
Asset Management	O&M Agreement**
Asset Management Agreement
Investment	Project Model	X
*Under the EPC Scope

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the Connaught Park Project.

Signature

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder

Date January 6, 2023